Exhibit 99.71

Amaya announces closure of acquisition of Diamond Game Enterprises

Amaya increases lottery footprint in North America

MONTREAL, Feb. 14, 2014 /CNW/ - Amaya Gaming Group Inc. (“Amaya” or the “Corporation”) (TSX: AYA), an entertainment solutions provider for the regulated gaming industry, announced today that it has closed its previously announced acquisition of 100% of the issued and outstanding securities (the “Transaction”) of the private, arms-length company Diamond Game Enterprises (“Diamond Game”), a designer and manufacturer of gaming related products for the global casino gaming and lottery industries. The purchase price was US$25 million, subject to customary post-closing purchase price adjustments, to acquire 100% of the equity of Diamond Game and retire its debt. Amaya paid US$18 million on closing of the Transaction from cash on hand with a US$7 million holdback for certain contingent liabilities and other items.

Diamond Game recorded revenues and adjusted EBITDA1 of approximately US$17.8 million and US$3.9 million respectively in 2012. Its revenues and adjusted EBITDA were approximately US$14.0 and $2.8 million in 2011. The majority of the company’s revenues are recurring and are primarily generated from fixed fee or revenue sharing arrangements that it has in place for its gaming machines.

“We’re pleased to have completed the purchase of Diamond Game, an innovator in lottery technology with multiple patents, and excited to have the company’s staff become part of Amaya’s global team,” said David Baazov, CEO of Amaya. “Placements of Diamond Game’s latest lottery product, the LT-3, have grown substantially over the past year and we foresee that growth continuing, including in new jurisdictions. We anticipate integrating games from Amaya’s extensive library of titles into Diamond Game’s lottery technology. Additionally, we plan to leverage our network of relationships to provide new revenue opportunities for Diamond Game while leveraging Diamond Game’s U.S. lottery relationships to potentially expand deployment of Amaya’s gaming solutions. We anticipate this acquisition will be immediately accretive to adjusted EBITDA.”

Diamond Game has approximately 2,000 machines in 100 locations across 10 jurisdictions. The Company offers over 60 game titles. It holds licences/approvals in approximately 10 states/provinces/territories and more than 20 U.S. Native American jurisdictions.

Diamond Game has two primary business units: its Casino Products division develops products for the VLT, Class II bingo, Class III commercial casino and racetrack markets; its Lottery Products division creates innovative products for the public gaming and charity markets, most notably its LT-3 instant ticket vending machine (ITVM), which dispenses pull tab/break open or scratch tickets while simultaneously displaying the results of each ticket on a touchscreen video monitor in an entertaining fashion.

Diamond Game’s industry-leading development of ITVMs with video display has resulted in the recognition of numerous product patents. The LT-3 is Diamond Game’s most recent iteration of its patented functionality and advanced array of features. The LT-3 is designed for ‘stay and play’ use, thereby creating longer play sessions and higher sales volumes and enabling lotteries to expand their existing retailer base into less traditional venues where traditional slot machines may not be permitted, such as bingo halls, social clubs, veterans offices, bars and taverns. The LT-3 can be customized to serve varying market needs, offering different cabinet types, display types, ticket types and other additional features. Diamond Game currently has LT-3 machines placed in veterans clubs and bingo halls in Anne Arundel County, Maryland, bingo halls in Ontario, Canada, fraternal and veteran’s clubs across Missouri, and bingo and fraternal halls in New Mexico.

About Amaya

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and slot machines. Some of the world’s largest gaming operators and casinos are powered by Amaya’s online, mobile, and land-based products. Amaya is present in all major gaming markets in the world with offices in North America, Latin America and Europe. Since the spring of 2012, Amaya acquired Cryptologic, a pioneer within online casino, Ongame, a leader within online poker, and Cadillac Jack, a successful slot machine manufacturer. For more information please visit www.amayagaming.com.

About Diamond Game

Established in 1994, Diamond Game designs, manufactures and services games and gaming systems for the public gaming, Native American, and charity markets. Diamond Game’s early success was as an innovative leader in the Class II Native American casino market. Since 2004, Diamond Game has expanded into public gaming, commercial casino, race track and bingo markets. Over the years, Diamond Game has developed a reputation for being a provider of high quality gaming and lottery products and systems. Diamond Game maintains its corporate headquarters in Los Angeles, California and service facilities in Oklahoma City, OK, Hamilton, ON, and Jefferson City, MO. More information may be found at www.diamondgame.com.

Disclaimer in regards to Forward-looking Statements

Certain statements included herein, including those that express management’s expectations or estimates of our future performance constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

[1]	Adjusted EBITDA is a non-IFRS measure. Adjusted EBITDA as defined by the Corporation means earnings before interest, income taxes, depreciation and amortization, and non-recurring costs.

SOURCE: Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

For investor or media inquiries, please contact:

Tim Foran

Director, Investor Relations

Tel: +1.416.545.1453 ext. 5833

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 07:55e 14-FEB-14